SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

Avatech Solutions, Inc.

(Name of issuer)

Common Stock, $.01 par value per share

05349Y104

(CUSIP number)

Christopher Olander

2508 Black Oak Way

Odenton, Maryland 21113

410-429-0307

(Name, address and telephone number of person authorized to receive notices and communications)

October 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Page 2 of 5 Pages

CUSIP No. 05349Y104
1

Names of reporting persons

Willis James Hindman, and all other members of a “group” previously reported on Schedule 13D, pursuant to powers-of-attorney granted to Willis James Hindman, and listed on the signature page hereof.

2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) IN, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen; corporations and trusts organized under U.S. state laws
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,819,787
	8	Shared voting power 0
	9	Sole dispositive power 6,819,787
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 6,819,787 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 13.3%
14	Type of reporting person (see instructions) IN, OO

Item 1	Security and Issuer

Common Stock, par value $.01 per share

Avatech Solutions, Inc.

10715 Red Run Blvd.

Owings Mills, Maryland 21117

Item 2	Identity and Background

Previously filed

Item 3.	Source and Amount of Funds or Other Consideration

Previously filed.

Item 4.	Purpose of Transaction

On February 24, 2010, a group comprised of the persons and entities listed and described in response to Item 2, as amended (the “Group”) was formed for one or more of the purposes enumerated in the Schedule 13D, as amended. On August 17, 2010, the Issuer engaged in a transaction furthering the purposes of the Group, as previously disclosed, and the Group no longer is acting as a “group” within the meaning of Regulation 13d, as amended, and the members of the group have agreed not to take any further actions as such a “group”, in whole or in part, in the future.

Item 5	Interest in Securities of the Issuer.

Previously filed.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Previously filed.

Item 7	Material to be Filed as Exhibits.

Previously filed

[Signature page follows this page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2010
Date

/s/ W. James Hindman
Signature

W. James Hindman
Name and Title (if applicable)

For Himself and for all members of the Group, pursuant to previously filed authorization:

Donald R. Walsh
Henry D. Felton
Hindman Family Dynasty Trust
Vince Arioso, Jr.
Vince Arioso
Edward Aronson
Pete Baldine
Cindi Hindman
David Felton
Dennis Oates
Gil Campbell
Pacific Asset Partners
Roger Milton Boethin Trust
J. E. Oates & Son, Inc.
Joel Nicholson
James and Janice Oman Trust
Chuck Rizzo
Robert and Barbara Thorne
Tim Hindman
Victor Frenkil, Jr.
John Donald Black
The Sue Ann Boethin Trust
Frank Voyticky
Ray Stickler
Jack Karnowski
Shannon Rivers
Aaron Bukowitz
Richard Neal Frank
Charles Fax

Morrow Revocable Trust
Patrick Walsh
Carole Samios
Stafford Family Trust
Carlton Tronvold
Donna Van Allen
Adam Chavis

5